ROUGE RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE QUARTER ENDED APRIL 30, 2010
(Stated in Canadian Dollars)
(unaudited)

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, part 4 sub-section 4.3 (3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for review of interim financial statements by an entity’s auditor.

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Stated in Canadian Dollars)
(Unaudited)

	April 30, 2010	January 31, 2010
		(Audited)
ASSETS
Current
Cash	$391,975	$53,623
Receivable	1,673	1,816
	393,648	55,439
Restricted Cash	6,900	6,900
Mineral Property Interests (Note 2)	112,791	105,791
Equipment, net	1,197	1,294
	$514,536	$169,424

LIABILITIES
Current
Accounts payable and accrued liabilities	$75,299	$70,556
Due to related parties (Note 3)	69,676	1,069,901
	144,974	1,140,457

SHAREHOLDERS' DEFICIENCY
Share Capital (Note 4)	3,113,471	1,613,471
Share Subscriptions Received	-	100,000
Contributed Surplus	53,357	53,357
Deficit	(2,797,266)	(2,737,861)
	369,562	(971,033)
	$514,536	$169,424

Going Concern (Note 1)

The accompanying notes are an integral part of these interim financial statements.

Approved on behalf of the Board of Directors:

"Linda Smith"	"Darcy Krell"
Director	Director

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)
(Unaudited)

			Year Ended
	Quarter Ended April 30,		January 31,
	2010	2009	2010
			(Audited)

Operating Expenses
Amortization	$97	$198	$554
Accounting and audit fees	9,343	5,009	32,107
Accretion of promissory note	14,926	3,502	14,007
Management fees	15,000	15,000	60,000
Office and general	13,389	9,798	40,710
Professional fees	2,872	2,046	8,232
Transfer agent and filing fees	963	4,134	11,308
Travel and promotion	2,815	1,193	3,685

Loss before other item	(59,405)	(40,880)	(170,603)
Other item
Accounts payable written-off	-	-	51,681

Net and Comprehensive Loss for the period	(59,405)	(40,880)	(118,922)

Deficit, Beginning of Period	(2,737,861)	(2,618,939)	(2,618,939)

Deficit, End of Period	$(2,797,266)	$(2,659,819)	$(2,737,861)

Net Loss Per Share - Basic and Diluted	$0.00	$(0.00)	$(0.01)

Weighted Average Number of Shares Outstanding - Basic and Diluted	26,070,789	10,565,171	10,565,171

The accompanying notes are an integral part of these interim financial statements

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited)

			Year Ended
	Quarter Ended April 30,		January 31,
	2010	2009	2010
			(Audited)
Cash Flows Provided By (Used In):

Operating Activities

Net and Comprehensive Loss for the period	$(59,405)	$(40,880)	$(118,922)
Items not requiring use of cash:
Amortization	97	198	554
Accretion of promissory note	14,926	3,502	14,007
Accounts payable written-off	-		(51,681)
	(44,382)	(37,180)	(156,042)
Changes in operating assets and liabilities:
Receivable	143	740	720
Accounts payable and accrued liabilities	4,743	(8,646)	(2,411)

	(39,496)	(45,086)	(157,733)
Investing Activities
Mineral property interests	(7,000)	-	(20,446)

Financing Activities
(Repayment of) advances from related parties	(1,015,152)	40,232	126,946
Share subscriptions (conveted to shares) received	(100,000)	-	100,000
Shares issued for cash	1,500,000	-	-

	384,848	40,232	226,946

Increase (Decrease) In Cash	338,352	(4,854)	48,767

Cash, Beginning of Period	53,623	4,856	4,856

Cash, End of Period	$391,975	$2	$53,623

Supplemental Cash Flow Information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these interim financial statements

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
APRIL 30, 2010

1.	NATURE OF OPERATIONS AND GOING CONCERN

Rouge Resources Ltd. (the “Company”) was incorporated in British Columbia, on March 31, 1998. The Company is engaged in the acquisition and exploration of mineral resource properties.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management anticipates that the Company has sufficient current cash reserves to continue operations for the ensuing twelve months. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the entity’s ability to continue to finance its exploration activities. As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

Interim Financial Statements

These financial statements do not include all information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the audited financial statements for the year ended January 31, 2010. They should be read in conjunction with those audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the quarter ended April 30, 2010 are not necessarily indicative of the results that may be expected for the year ended January 31, 2011.

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board of Canada (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The AcSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011. The Company has completed a scoping study and is in the process of reviewing the impact of this initiative on its financial statements.

2.	MINERAL PROPERTY INTERESTS

The Company staked its original claim on the Dotted Lake Property in the Thunder Mining District of the province of Ontario, Canada, in February 2003. During the year ended January 31, 2010, the Company expanded its 100% owned holdings in this Property from a single 15-unit claim to ten claims of 82 units.

During the quarter ended April 30, 2010, the Company entered into an option agreement to purchase two claims of the Lampson Lake Property, adjacent to the Dotted Lake Property. The Company has an option to purchase a 100% interest by making option payments totalling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement (paid during quarter ended April 30, 2010), $12,000 one year later, $16,000 two years later and $25,000 three years later. The property is subject to a 3% net smelter royalty.

The Company had expended the following amounts on its mineral property interests as at April 30 and January 31, 2010:

	April 30, 2010	January 31, 2010

Dotted Lake Property
Mineral properties
Staking	$15,261	$15,261
Deferred exploration costs
Geological surveys	69,736	69,736
Geological consulting fees and expenses	20,794	20,794
	90,530	90,530

	$105,791	$105,791
Lampson Lake Property
Option to purchase claims	7,000	-

	$112,791	$105,791

3.	RELATED PARTY TRANSACTIONS

Loans payable aggregating $1,069,901 at January 31, 2010 to officers of the Company and an immediate family member of an officer of the Company were substantially repaid during the quarter ended April 30, 2010 from the proceeds of the $1,500,000 private placement (Note 4a). At April 30, 2010, $69,676 was owing to an officer/ director of the Company which amount is unsecured, non-interest bearing and has no specific terms of repayment.

During the quarters ended April 30, 2010 and 2009, the Company recorded the following transactions with an officer/ director of the Company:

	Quarter Ended	Quarter Ended
	April 30, 2010	April 30, 2009

Management fees	$15,000	$15,000
Office rent	7,500	7,500

	$22,500	$22,500

Related party transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

4.	SHARE CAPITAL

a)	Common Shares

Authorized

Unlimited common shares without par value

Issued and outstanding	Quarter Ended April 30,		Quarter Ended April 30,
	2010		2009
	Number of		Number of
	shares	Amount	shares	Amount
Balance, beginning of period	10,565,171	$1,613,471	10,565,171	$1,613,471
Private placement @ $0.05 per share	30,000,000	1,500,000	-	-
Balance, end of period	40,565,171	$3,113,471	10,565,171	$1,613,471

At April 30, 2010, there were 40,565,171 shares issued and outstanding.

During the quarter ended April 30, 2010, the Company substantially completed a private placement of 30,000,000 units at a price of $0.05 per unit for proceeds of $1,500,000. As at January 31, 2010, $100,000 of this amount was recorded as subscriptions received. The closing was formally announced on May 13, 2010. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years.

b)	Share Purchase Warrants

At April 30, 2010, the Company had 40,000,000 share purchase warrants outstanding as follows:

Balance,		Balance,
January 31, 2010	Issued	April 30, 2010	Exercise price	Expiry

10,000,000	-	10,000,000	$0.10	June 30, 2010
-	30,000,000	30,000,000	$0.10	April 30, 2012
		40,000,000

c)	Stock Option Plan

The Company’s Stock Option Plan (the “Plan”) was adopted in December 2006 and is administered under the following terms and conditions:

(i)	The maximum number of options available for grant is up to 10% of the Company’s shares outstanding at any one time; and

(ii)

Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;

No stock options have been granted and no stock options are outstanding at April 30, 2010.

5.	INCOME TAXES

At April 30, 2010, the Company had incurred non-capital losses available for carry forward totalling approximately $1,082,000 which expire as follows:

2015	$41,000
2016	132,000
2027	355,000
2028	152,000
2029	272,000
2030	90,000
2031	40,000
$1,082,000

A valuation allowance has been used to offset the net benefit related to the future tax assets as a result of the uncertainty associated with the ultimate realization of these tax assets before expiry.

6.	CAPITAL MANAGEMENT

The Company manages its capital structure, consisting of cash and share capital, and makes adjustments to it depending on the funds available to the Company for acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The property in which the Company currently has interests is in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out its planned exploration and pay for on-going general and administrative expenses, the Company will use existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the small size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the quarter ended April 30, 2010.

7.	RISK MANAGEMENT

The Company is engaged in the mineral exploration business and manages related industry risk directly. The Company is potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primary in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its third party obligations.

8.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States GAAP. The material differences between Canadian and US GAAP affecting the Company’s financial statements are described and quantified in the tables below.

Mineral Property Interests

Acquisition and exploration costs are accounted for in accordance with Canadian GAAP whereby mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value. For US GAAP, acquisition costs are capitalized in accordance with EITF 04-2 and reviewed for impairment on a reporting period basis and exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.

Equity component of convertible note

Under Canadian GAAP, companies allocate the proceeds of issuance between the convertible debt component and the embedded conversion feature based on their fair values. Under US GAAP, the convertible note should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

a)	Effect on Balance Sheets

	April 30,	January 31,
	2010	2010

Mineral property interests
Per Canadian GAAP	$112,791	$105,791
Deferred exploration costs written off	(101,585)	(101,585)
Per US GAAP	$11,206	$4,206

Liabilities
Per Canadian GAAP	$114,974	1,140,457
Equity portion of convertible note reversed	53,357	53,357
Accretion of convertible note reversed	(53,357)	(38,430)
Per US GAAP	114,974	1,155,384

Shareholders’ deficiency
Per Canadian GAAP	$(369,562)	$(971,033)
Deferred exploration costs written off	(101,585)	(101,585)
Equity portion of convertible note reversed	(53,357)	(53,357)
Accretion of convertible note reversed	53,357	38,430
Per US GAAP	$(471,147)	$(1,087,545)

b)	Effect on Statements of Operations and Deficit

	Quarter	Quarter	Year Ended
	Ended April	Ended April	January 31,
	30, 2010	30, 2009	2010

Net and comprehensive loss for the period
Per Canadian GAAP	$(59,405)	$(40,880)	$(118,922)
Deferred exploration costs written off	-	3,502	(20,446)
Accretion of convertible note reversed	14,926	-	14,007
Per US GAAP	$(44,479)	$(37,378)	$(125,361)

Net and comprehensive loss per common
share, basic and diluted
Per Canadian GAAP	$(0.00)	$(0.00)	$(0.01)
Per US GAAP	$(0.00)	$(0.00)	$(0.01)

c)	Effect on Statements of Cash Flows

	Quarter	Quarter	Year Ended
	Ended April	Ended April	January 31,
	30, 2010	30, 2009	2010

Cash flows used in operating activities
Per Canadian GAAP	$(39,496)	$(45,086)	$(157,733)
Deferred exploration costs written off	-	3,502	(20,446)
Accretion of convertible note reversed	14,926	-	14,007
Per US GAAP	$(24,570)	$(41,584)	$(164,172)

Cash flows used in investing activities
Per Canadian GAAP	$7,000	$-	$(20,446)
Deferred exploration costs written off	-	-	20,446
Per US GAAP	$7,000	$-	$-

9.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	d)	Recently Adopted Accounting Guidance

During the year ended January 31, 2010, the FASB issued new codification standards which represent the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards that existed before the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for the Company’s third quarter ended October 31, 2009. The adoption of the new guidance did not affect the Company’s financial statements.

	e)	Recent Accounting Guidance Not Yet Adopted

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.